Filed Pursuant to Rule 425 and deemed filed
pursuant to Rule 14a-12

Subject Company: Humboldt Bancorp
Filing Person: Humboldt Bancorp
File Number: 000-27784

This filing includes forward-looking statements within the meaning of the “Safe-Harbor” provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including those set forth from time to time in each company’s filings with the Securities and Exchange Commission (the “SEC”). You should not place undue reliance on forward looking statements and we undertake no obligation to update any such statements. Specific risks in this filing include whether both companies receive regulatory and shareholder approvals, whether they have accurately predicted acquisition and consolidation expenses, the timing and amount of savings from consolidation, the expected earnings contributions of both companies and management’s ability to effectively integrate the companies.

The following may be deemed to be offering or solicitation materials of Umpqua Holdings and Humboldt Bancorp in connection with Umpqua Holdings’ proposed acquisition of Humboldt Bancorp. Shareholders are urged to read the joint proxy statement/prospectus that will be included in the registration statement on Form S-4, which Umpqua Holdings will file with the SEC in connection with the proposed merger, because it will contain important information about Umpqua Holdings, Humboldt Bancorp, the merger and related matters. The directors and executive officers of Umpqua Holdings and Humboldt Bancorp may be deemed to be participants in the solicitation of proxies from their respective shareholders. Information regarding the participants and their security holdings can be found in each of Umpqua Holdings’ and Humboldt Bancorp’s most recent proxy statements filed with the SEC and the joint proxy statement/prospectus when it is filed with the SEC. All documents filed with the SEC are or will be available for free, both on the SEC web site (http://www.sec.gov) and from Umpqua Holdings by directing a request to Umpqua Holdings Corporation, Attention: Investor Relations, 200 SW Market Street, Suite 1900, Portland, OR 97201, and from Humboldt Bancorp by directing a request to Humboldt Bancorp, Investor Relations, 2998 Douglas Blvd., Suite 330, Roseville, CA 95661.

THE FOLLOWING LETTER WAS SENT TO HUMBOLDT BANK CUSTOMERS:

March 15, 2004

Dear Valued [Humboldt Bank/Capitol Valley Bank/Feather River State Bank/Tehama Bank] Customer:

As you may have already heard, [Humboldt Bank/Capitol Valley Bank/Feather River State Bank/Tehama Bank] and the entire Humboldt Bancorp family of banks announced on March 15 their plans to merge with Umpqua Bank and operate under the Umpqua Bank name. The agreement, once approved by shareholders of Umpqua Holdings Corporation and Humboldt Bancorp and the appropriate regulatory agencies, will merge Humboldt Bank and its divisions— Capitol Valley Bank, Feather River State Bank and Tehama Bank—into the Umpqua Bank organization, creating the preeminent community bank of the Western United States.

We are excited about this merger because, like [Humboldt Bank/Capitol Valley Bank/Feather River State Bank/Tehama Bank], personalized customer service and one-on-one interaction are at the foundation of Umpqua Bank. You will have access to 91 sales and service centers and 128 ATMs in Northern California, Oregon and Southwest Washington. You will also benefit from higher loan limits and expanded product and service offerings, all while continuing to receive the exceptional customer service you’ve come to expect. And for customers who wish to conduct their banking online, Umpqua’s Web site at www.umpquabank.com offers the latest in user-friendly interactive banking.

There are many similarities between [Humboldt Bank/Capitol Valley Bank/Feather River State Bank/Tehama Bank] and Umpqua Bank that make this a winning combination for you, our customer. In addition to a wide range of services, both banks have strong roots in supporting our local communities, and have grown by providing the best in customer service. Both banks invest in training our employees to provide knowledgeable and friendly service that is tailored to meet your individual needs.

Throughout this process there will be no interruption of your banking services, and you will continue to receive exceptional customer service and personal attention. Our number one goal is to provide service that is responsive to your needs and concerns.

Over the next few months we will be hosting a number of meetings with customers to introduce Umpqua’s president and CEO, Ray Davis, and give you an opportunity to learn more about what this merger means for our local communities.

We have included with this letter additional information regarding this merger. If you have any questions about this, please do not hesitate to contact us. We value the ongoing support and the trust you place in us. We will work hard to keep your business, and we hope you share in our excitement about this announcement.

Sincerely,

Robert M. Daugherty
President / CEO
Humboldt Bancorp / Humboldt Bank